# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RideNow Group, Inc., CIK 0001596961
CUSIP: 781386305
Title of class of securities: Class B Common Stock, $0.001 par value
Address of issuer's principal executive offices: 2677 E WILLIS ROAD, CHANDLER, Arizona (AZ), 85286
Date of event which requires filing of this statement: 08/26/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001589943
Persons authorized to receive notices and communications: Mitchell Raab, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, (212) 451-2300

## Reporting persons
- Stone House Capital Management, LLC (CIK 0001589943): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,104,346; sole dispositive power 0; shared dispositive power 7,104,346; aggregate amount beneficially owned 7,104,346 (18.7% of the class)
- SH Capital Partners, L.P. (CIK 0001497279): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,104,346; sole dispositive power 0; shared dispositive power 7,104,346; aggregate amount beneficially owned 7,104,346 (18.7% of the class)
- Cohen Mark A. (CIK 0001591240): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,104,346; sole dispositive power 0; shared dispositive power 7,104,346; aggregate amount beneficially owned 7,104,346 (18.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, $0.001 par value
Name of issuer: RideNow Group, Inc.
Address of issuer's principal executive offices: 2677 E WILLIS ROAD, CHANDLER, Arizona (AZ), 85286
Comment: This Amendment No. 6 to Schedule 13D is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the shares of Class B Common Stock, $0.001 par value (the "Common Stock") of RideNow Group, Inc., a Nevada corporation (the "Issuer"), initially filed with the U.S. Securities and Exchange Commission on August 11, 2023, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on September 5, 2023, as amended and/or supplemented by Amendment No. 2 to the Schedule 13D filed on December 11, 2023, as amended and/or supplemented by Amendment No. 3 to the Schedule 13D filed on November 18, 2024, as amended and/or supplemented by Amendment No. 4 to the Schedule 13D filed on December 23, 2024 and as amended and/or supplemented by Amendment No. 5 to the Schedule 13D filed on August 13, 2025 (as amended, the "Schedule 13D"). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On August 25, 2025, the Issuer issued separate unsecured subordinated promissory notes (collectively, the "Subordinated Notes") payable to each of Stone House Capital Management, LLC, Face Canyon LLC and Mark Tkach (collectively, the "Subordinated Lenders") to evidence $3,333,334 of unsecured subordinated loans made by each Subordinated Lender to the Issuer. The aggregate gross proceeds of the unsecured subordinated loans evidenced by the Subordinated Notes, or approximately $10.0 million, were used to prepay outstanding principal amounts of the loans (the "Senior Loans") owed under the Company's term loan credit agreement (the "Senior Credit Agreement"), among the Issuer, as borrower, the guarantors party thereto, the lenders party thereto and Oaktree Fund Administration, LLC, as administrative agent and collateral agent (the "Senior Agent").

The Subordinated Notes are subordinated in right of payment to the Issuer's obligations under the Senior Credit Agreement pursuant to the terms of a subordination agreement entered into by and among the Company, the Subordinated Lenders, and the Senior Agent. The Subordinated Notes bear interest at a rate of 13.0% per annum, payable semi-annually in arrears on the last business day of each February and August, beginning February 27, 2026. Interest is payable in-kind and capitalized to the principal balance. Each Subordinated Note matures on August 31, 2028, unless earlier repaid or accelerated in accordance with its terms.

In the event a Subordinated Lender participates in a Specified Equity Offering (as defined in the Subordinated Notes), the Issuer is required to use the net cash proceeds received from such Subordinated Lender in such Specified Equity Offering to make a mandatory prepayment of such Subordinated Lender's Subordinated Note.

Each Subordinated Note is guaranteed on a joint and several basis by the Issuer's subsidiaries that are guarantors under the Senior Credit Agreement (each, a "Subordinated Guaranty"). Subject to the terms of the corresponding Subordinated Note, each Subordinated Guaranty is irrevocable and unconditional, and will remain in effect until all obligations under such Subordinated Note are satisfied.

The foregoing description of the Subordinated Notes and Subordinated Guaranties does not purport to be complete and is qualified in its entirety by reference to the full text of the Subordinated Notes, a form of which is attached hereto as Exhibit 99.28.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following:

99.28 - Form of Unsecured Promissory Note, dated as of August 25, 2025, made by RideNow Group, Inc. payable to each Subordinated Lender.

## Signatures
- Stone House Capital Management, LLC: /s/ Mark Cohen, Mark Cohen, Managing Member (08/27/2025)
- SH Capital Partners, L.P.: /s/ Mark Cohen, Mark Cohen, Managing Member of Stone House Capital Management, LLC, its General Partner (08/27/2025)
- Cohen Mark A.: /s/ Mark Cohen, Mark Cohen (08/27/2025)